UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number: 001-40086

AlphaTON Capital Corp

(Translation of registrant’s name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒                             Form 40-F ☐

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-275842 and 333-289199) and Form F-3 (File Nos. 333-286961, 333-290827, 333-291341 and 333-291921) of Alpha Compute Corp (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Election of Michael Huskins as Director and Appointment to Audit Committee

On August 17, 2026, Michael Huskins was elected to our Board of Directors and appointed to the Board’s Audit Committee effective on that date.

Mr. Huskins, age 56, has been the Chief Legal Officer of Linqto, Inc., a privately held financial tech platform that enables accredited investors to buy and sell pre-IPO shares and private market securities in high-growth companies, since January 2025. He previously co-founded and served as Chief Legal Officer of Nikkl, Inc., which provided capital to employees of private tech “unicorns” to help them exercise stock options, reduce taxes and gain liquidity, from January 2022 to January 2025. Mr. Huskins served as Head of Product Operations at Twilio Inc., a publicly traded provider of infrastructure for customer engagement in the AI era, from August 2014 to May 2022, and an Associate Principal at consulting firm McKinsey & Company from November 2007 to August 2014.

Mr. Huskins earned an A.B. degree from Princeton University, a J.D. from the University of Chicago Law School and an M.B.A. from The Wharton School at the University of Pennsylvania.

Mr. Huskins brings extensive technology industry knowledge to our company, a deep background in early-stage and growth companies, and substantial working experience in a broad range of board governance matters, including risk oversight, executive compensation, complex legal and regulatory matters and shareholder relations.

Mr. Huskins has not participated in any transactions with our company nor are there currently any proposed transactions requiring disclosure pursuant to Item 404(a) of Regulation S-K promulgated under the Securities Exchange Act of 1934, as amended. There is also no arrangement or understanding between Mr. Huskins and our company pursuant to which he was elected to our Board of Directors. In addition, there is no family relationship between Mr. Huskins and any of our executive officers or other directors.

Our Board of Directors has determined that Mr. Huskins is “independent,” as defined in the listing rules for the Nasdaq Stock Market.

With the addition of Mr. Huskins, our Board of Directors consists of five members and our Board’s Audit Committee consists of three independent directors.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALPHA COMPUTE CORP

Dated: August 18, 2026	By:	/s/ Brittany Kaiser
Name: Brittany Kaiser, Chief Executive Officer